Exhibit 99.1

Vitru Limited Announces New Vice President of Marketing

Florianópolis, Brazil, August 9, 2022 – Vitru Limited, or “Vitru” (Nasdaq: VTRU) today announced that Mr. Luiz Gonzaga Foureaux Neto, who is currently an Executive Officer and Vice President of Marketing, notified the company of his intention to leave for personal reasons. “We are grateful for the contribution of Mr. Foureaux Neto to the development of Vitru in the last years and wish him all the best”, said Mr. Pedro Graça, co-CEO of Vitru.

Vitru also announced that Mr. Tiago Stachon will assume the position of Vice President of Marketing effective as of August 11, 2022.  He will maintain his current position as Vice President of Continuing Education at Vitru.

Mr. Stachon has an extensive background in marketing and sales in the digital education segment.  He is the former VP of Marketing & Sales of Unicesumar, an institution recognized by a unique combination of sustained growth and high-quality education, and which is now part of the Vitru group.  “Tiago’s experience and in-depth knowledge of the industry will be crucial for the continued development of Vitru’s digital education strategy”, said Mr. William de Matos Silva, co-CEO of Vitru.

Before joining Unicesumar, Mr. Stachon worked in advertising agencies for 20 years within companies from different segments (education, automotive, cosmetic, and food), both national and international, in which he developed his expertise in marketing, sales, branding, digital marketing, CRM, innovation, advertising and omnichannel strategies. He has a Master's degree in International Marketing from UNLP – Universidad Nacional de la Plata (Argentina) and won several awards, such as the Anthology CRM Awards in 2018 and 2022 (Orlando, US) and the Gran Premio of the International Media Association (New York, US).

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Maria Carolina F. Gonçalves, IRO

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/